PURE GOLD MINERALS INC. T.PUG

02 DEC 23 AM 9:16

SUPPL

Fax:	1-202-942-9624
To:	Securities & Exchange Commission – Washington, D.C.
Attention:	Compliance
From:	Debra Watkins
Re:	Pure Gold News Release

02060722

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

1/14/03

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

December 20, 2002 *TSX SYMBOL: PUG*

Exploration Update - Slave Joint Venture

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold") is pleased to announce that it has elected to participate in the 2003 exploration program under the Slave Joint Venture, Northwest Territories and Nunavut, with Ashton Mining of Canada Inc. ("Ashton"). The program has an estimated budget of $2,000,000. Most of the work will be conducted on the Joint Venture's properties in the Coronation Gulf region of Nunavut where 11 diamondiferous kimberlites have been have identified since 1999.

The 2003 program will include heavy mineral sampling ground geophysics and, where warranted, drilling. Field activities will commence in late March or early April when a ground geophysical program will be conducted to refine airborne geophysical anomalies associated with indicator mineral anomalies. Any priority targets identified as a result will be drilled before spring break-up in mid-May. The summer phase of the program will include a follow-up indicator mineral sampling program to better define known indicator mineral trains and upgrade geophysical targets.

The Joint Venture currently holds approximately 238,000 hectares of mineral claims in areas of the Northwest Territories and Nunavut known to be prospective for diamonds. Six of these properties totaling approximately 222,000 hectares are located in the Coronation Gulf region, including the 8,600 hectare Fairy River property staked in 2002.

The approximate current beneficial interests in the Joint Venture are Pure Gold (PUG:TSX), 10.6 percent and Ashton (ACA:TSX), 89.4 percent. Each party has elected to contribute its *pro rata* share of the costs of the 2003 program. Ashton is the operator of all programs and Brooke Clements, Professional Geologist and Ashton's Vice President, Exploration, is responsible for their design and conduct.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca